SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 16 November 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                        November 16, 2015

JOE GARNER TO BECOME CEO OF NATIONWIDE

BT today announced that Joe Garner is to step down as CEO of Openreach after deciding to take up a new challenge as CEO of Nationwide, the world's largest building society with 15 million members and Britain's second largest mortgage and savings provider. Joe is expected to take up his new post in the Spring of 2016 after handing over to his successor who will be named in due course.
As CEO of Openreach - BT's local access network division - since February 2014, Joe has overseen BT's deployment of superfast fibre broadband, extending its footprint from 18 million premises when he joined to more than 24 million premises currently. Take-up of fibre has increased during his tenure, with more than five million premises now using the service.
This multi-billion pound programme is one of the fastest roll-outs in the world and is transforming the lives of households and businesses across the country. Through BT's investment, the UK now has the best superfast coverage and take-up among major European nations1.
Joe has relentlessly focused on customer service and operational improvement during his time at Openreach, driving through changes that have helped the business hit or exceed all 60 service targets set by the regulator Ofcom.
Joe said: "I've greatly enjoyed my time at Openreach and deciding to leave has been an extremely hard decision, but Nationwide is a firm I long-admired during my time in financial services. The opportunity to become CEO of one of Britain's most important financial institutions and service champions just proved too good to turn down.
"I would like to thank the thousands of dedicated Openreach engineers who work so hard in the most challenging of conditions to keep millions of homes and businesses connected. They are the unsung heroes of the nation's internet infrastructure.
"In my view, it is BT's investment that has helped the UK to become one of the strongest digital economies in the world and I am proud to have contributed. Openreach is now poised to take the UK from a superfast to an ultrafast nation and I am confident it can achieve this as part of the BT family. I wish my successor at Openreach and everyone there and at BT all the best for the future."
Gavin Patterson, CEO, BT Group said: "I am sad to see Joe leave but he is moving to a terrific job and I wish him well. Openreach is a stronger and more customer focused business as a result of his leadership and he leaves it in good shape as we begin our ultrafast journey."

1 Ofcom European Broadband Scorecard, February 2015

-ends-

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT
BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 16 November 2015